UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

BMC SOFTWARE, INC.
 (Name of Issuer)

Common Stock, par value $.01 per share
 (Title of Class of Securities)

055921100
 (CUSIP Number)

Belinda Beh
GIC Private Limited
168, Robinson Road
#37-01, Capital Tower
Singapore 068912
+65 6889 8888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 881451108	Page 2 of 8 Pages

1.	Names of Reporting Persons. GIC PRIVATE LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	753,314
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	753,314
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 753,314
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]*
13.	Percent of Class Represented by Amount in Row (11) 0.5%1
14.	Type of Reporting Person: CO

1 The percentages used herein are calculated based upon 141,454,283 Shares outstanding, which reflects the number of Shares outstanding as of June 24, 2013, as reported in the Company's Definitive Proxy Statement filed on Schedule 14A on June 25, 2013.

SCHEDULE 13D

Page 3 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, par value $.01 per share (the “Shares”), of BMC Software, Inc. (the “Issuer”), whose principal executive offices are located at 2101 CityWest Boulevard, Houston, Texas 77042-2827.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed by GIC Private Limited (“GIC” or the “Reporting Person”).  GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves.  GIC is a private company limited by shares organized under the laws of the Republic of Singapore.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen
Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #09-01 The Treasury Singapore 179434	Minister for Trade & Industry	Singapore Citizen
Heng Swee Keat	Ministry for Education 1 North Buona Vista Drive Singapore 138675	Minister for Education	Singapore Citizen
Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Minister for Finance	Singapore Citizen
Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security & Minister for Home Affairs	Singapore Citizen
Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

SCHEDULE 13D

Page 4 of 8 Pages

Name	Address	Principal Occupation	Citizenship
Chew Choon Seng	2 Shenton Way #29-00 SGX Centre 1 Singapore 068804	Chairman, Singapore Exchange Ltd & Singapore Tourism Board	Singapore Citizen
Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen
Raymond Lim Siang Keat	62 Namly Garden Singapore 267390	Chairman, APS Asset Management	Singapore Citizen
Hsieh Fu Hua	80 Raffles Place #06-00 UOB Plaza 1 Singapore 048624	Chairman, UOB Ltd	Singapore Citizen
Loh Boon Chye	50 Collyer Quay #14-01 OUE Bayfront Singapore 049321	Dy President (APAC), BofA Merill Lynch	Singapore Citizen
Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen
Lim Siong Guan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group President, GIC	Singapore Citizen
Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

On May 6, 2013, BMC Software, Inc. (the “Company” or the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boxer Parent Company Inc., a Delaware corporation (“Parent”), and Boxer Merger Sub Inc., a Delaware corporation and a wholly owned

SCHEDULE 13D

Page 5 of 8 Pages

subsidiary of Parent (“Merger Sub”), which provides for the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”).   In connection with the Merger Agreement, (i) funds or other entities affiliated with or established by Bain Capital Partners, LLC (“Bain Capital”), (ii) funds or other entities affiliated with or established by Golden Gate Private Equity, Inc. (“Golden Gate”), (iii) Westhorpe Investment Pte Ltd, a private company limited by shares organized under the laws of the Republic of Singapore (“Westhorpe”), which is managed by GIC Special Investments Pte. Ltd. (“GICSI”), a wholly owned subsidiary of the Reporting Person and (iv) Insight Venture Management, LLC (the foregoing persons referred to in items (i), (ii), (iii) and (iv) are referred to as the “Original Guarantors”) entered into limited guarantees (the “Original Limited Guarantees”), pursuant to which the Original Guarantors have agreed to guarantee, on a several and pro rata basis, Parent’s obligation to pay a termination fee and reimburse or indemnify the Company with respect to certain expenses and liabilities in connection with the Merger.  The Original Guarantors also provided equity commitment letters (the “Original Equity Commitment Letters”) to Parent, pursuant to which the Original Guarantors committed, subject to the terms and conditions contained therein, to contribute (or cause to be contributed) to Parent up to an aggregate of $1.25 billion in connection with the consummation of the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent.   Consummation of the Merger is subject to a condition that the Issuer having a specified amount of cash available in the United States on the date of closing. In addition, consummation of the Merger is also subject to various customary conditions, including approvals or expirations of applicable waiting periods under antitrust laws in certain non-U.S. jurisdictions, receipt of written notification issued by the Committee on Foreign Investment in the United States that it has determined not to conduct a full investigation of the transaction, or that the U.S. government will not take actions to prevent the transaction if an investigation is required, the absence of any governmental order prohibiting the consummation of the transactions contemplated by the Merger Agreement, the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers) and compliance with covenants and agreements in the Merger Agreement in all material respects.

On July 24, 2013, Parent, Merger Sub and the Company entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”) in connection with the Company’s granting of a written consent to Parent to permit Elliott Associates L.P. (“Elliott”, and together with the Original Guarantors, the “Guarantors”) to directly or indirectly obtain shares of stock in Parent prior to the effective time of the Merger (the “Elliott Rollover”).

In connection with the Merger Agreement Amendment and the Elliott Rollover, each of the Original Guarantors entered into an Amended and Restated Limited Guarantee, which amended and restated the Original Limited Guarantees (the “Amended and Restated Guarantees”), and Elliott entered into a Limited Guarantee (the “Elliott Guarantee”, and together with the Amended and Restated Guarantees, the “New Guarantees”).   Pursuant to the Amended and Restated Guarantee executed by Westhorpe (the “Westhorpe Guarantee”), Westhorpe has agreed to guarantee its pro-rata portion of Parent’s obligations to pay a termination fee and reimburse or indemnify the Company with respect to certain expenses and liabilities in connection with the Merger.  Westhorpe’s pro-rata portion is 21.6%; provided, however, that if a Removal Event occurs (as defined in Section 2.3 of the Merger Agreement Amendment), then Westhorpe’s pro rata portion will instead equal 24%.   Westhorpe’s obligations under the Westhorpe Guarantee is limited to $92,880,000 less Westhorpe’s pro rata portion of the amount of any guaranteed obligations actually satisfied by Parent or Merger Sub; provided, however, that if a Removal Event has occurred, then Westhorpe’s obligations under the Westhorpe Guarantee will instead equal $103,200,000 less its pro rata portion of the amount of any guaranteed obligations actually satisfied by Parent or Merger Sub.

SCHEDULE 13D

Page 6 of 8 Pages

In addition, each of the Original Guarantors entered into an Amended and Restated Equity Commitment Letter, which amended and restated the Original Equity Commitment Letters (the “Amended and Restated Equity Commitment Letters”), and Elliott entered into an Equity Commitment Letter (the “Elliott Equity Commitment Letter”, and together with the Amended and Restated Equity Commitment Letters, the “New Equity Commitment Letters”).   Pursuant to the Amended and Restated Equity Commitment Letter executed by Westhorpe, Westhorpe has agreed to contribute to Parent an aggregate amount equal to $270 million (or $300 million in certain circumstances).

In connection with the Elliott Rollover, the Guarantors entered into an Amended and Restated Interim Investors Agreement which, among other things, will govern their conduct in respect of the Merger between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier.

The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including, but not limited to, the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer and a change to the present capitalization or dividend policy of the Issuer.   GICSI and Westhorpe are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

The foregoing does not purport to be or contain a complete description of the Merger Agreement or the Merger Agreement Amendment or any of the Original Equity Commitment Letters, the Original Guarantees, the New Equity Commitment Letters or the New Guarantees.

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Person as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned1	Percentage of Outstanding Shares	Number of Outstanding Shares2
GIC	753,314	0.5%	141,454,283

1.           GIC shares power to vote and power to dispose of 639,622 Shares beneficially owned by it with the Government of Singapore (“GoS”) and shares power to vote and dispose of 113,692 Shares beneficially owned by it with the Monetary Authority of Singapore (“MAS”).  GIC, GoS and MAS disclaim membership in a group.

2           This figure is based upon information in the Issuer’s Schedule 14A, dated June 25, 2013, indicating that, as of June 24, 2013, there were 141,454,283 Shares outstanding.

The Reporting Person is filing this Schedule 13D out of an abundance of caution as a result of the Elliott Rollover.  The Reporting Person expressly disclaims being a member of a “group” with Elliott or any of its affiliates or any other shareholder with respect to the Issuer or the Shares for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934 and expressly disclaims any

SCHEDULE 13D

Page 7 of 8 Pages

beneficial ownership of Shares beneficially owned by Elliott, or any of its affiliates or any other shareholder.  The filing of this Schedule 13D by the Reporting Person shall not be construed as an admission that the Reporting Person or any of its affiliates, for any and all purposes, is a member of a group with Elliott, or any of its affiliates or any other shareholder of the Issuer or that the Reporting Person beneficially owns any Shares beneficially owned by Elliott or any other shareholder.

(c)   The trading dates, number of Shares acquired and disposed of, price per Share, and how the transactions were effected for all transactions in the Shares by the Reporting Person within the past sixty days is set forth in Exhibit E.

(d)   This Item 5(d) is not applicable.

(e)   This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:   Agreement and Plan of Merger, dated as of May 6, 2013, by and among Boxer Parent Company Inc., Boxer Merger Sub Inc. and BMC Software, Inc., incorporated herein by reference to Exhibit 2.1 to the BMC Software, Inc. Form 8-K filed with the Commission on May 6, 2013.

Exhibit B:    Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2013, by and among Boxer Parent Company Inc., Boxer Merger Sub Inc. and BMC Software, Inc., incorporated herein by reference to Exhibit 2.1 to the BMC Software, Inc. Form 8-K filed with the Commission on July 25, 2013.

Exhibit C:    Amended and Restated Equity Commitment Letter, dated as of July 24, 2013, between Westhorpe Investment Pte Ltd. and Boxer Parent Company Inc.

Exhibit D:    Amended and Restated Limited Guarantee, dated as of July 24, 2013, between Westhorpe Investment Pte Ltd. and BMC Software, Inc.

Exhibit E:    Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Lim Eng Kok
Name:	Lim Eng Kok
Title:	Senior Vice President

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

August 2, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT C

WESTHORPE INVESTMENT PTE LTD
c/o GIC Special Investments Pte Ltd
335 Madison Avenue, 25th Floor
New York, NY 10017

July 24, 2013

Boxer Parent Company Inc.
c/o Bain Capital, LLC
200 Clarendon Avenue
Boston, MA 02116

Re:  Amended and Restated Equity Commitment Letter

Ladies and Gentlemen:

Reference is made to that certain letter agreement, dated as of May 6, 2013 (the "Original Letter Agreement"), from Westhorpe Investment Pte Ltd (including its successors or assigns, the "Investor").  This letter agreement amends and restates, and supersedes in its entirety, the Original Letter Agreement.

The Investor is pleased to offer this commitment, subject to the terms and conditions contained herein, to purchase, directly or indirectly, equity interests in Boxer Parent Company Inc., a newly-formed Delaware corporation ("Parent").  It is contemplated that Boxer Merger Sub Inc., a newly-formed Delaware corporation that is a subsidiary of Parent ("Merger Sub"), will merge with and into BMC Software, Inc., a Delaware corporation (the "Company"), with the Company being the surviving corporation, pursuant to the terms of an Agreement and Plan of Merger, dated as of May 6, 2013, as amended by Amendment No. 1, dated as of even date herewith (the "Merger Agreement Amendment"), by and among the Company, Parent and Merger Sub (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the "Merger Agreement" and such transactions contemplated thereby, the "Merger").  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.      Commitment.  The Investor hereby agrees to contribute, or cause to be contributed, as an equity contribution to Parent, an aggregate amount equal to $270 million (the "Contribution"); provided, however, that if a Removal Event (as defined in Section 2.3 of the Merger Agreement Amendment) shall have occurred, then the Contribution in those circumstances shall be increased to $300 million, in each case, subject to the terms and conditions hereof; provided, further, however, if Elliott breaches its obligations under the Elliott Equity Commitment Letter or otherwise does not make (other than as a result of a Removal Event) the contributions required to be made pursuant to the Elliott Equity Commitment Letter, then the Contribution in those circumstances shall be increased to $300 million, in each case, subject to the terms and conditions hereof .  The proceeds of the Contribution, along with the amounts to be paid or contributed, as applicable, by all other investors (the "Other Investors") under their respective Equity Commitment Letters (such aggregate amount, the "Commitments") shall be used by Parent, to the extent necessary, to fund (i) the aggregate Merger Consideration, (ii) the amounts due to holders of Company Options and Company RSU Awards pursuant to Sections 2.3(a)-(b) of the Merger Agreement, (iii) related costs, fees and expenses required to be paid by Parent or Merger Sub or, after the Closing, the Surviving Corporation in connection with the Merger or the Financing (which, for the avoidance of doubt, shall not include any Parent Termination Fee or any Guaranteed Obligations with respect to the Parent Termination Fee under any Limited Guarantee given by the Investor), and (iv) payments in respect of settlement of litigation relating to the transactions contemplated by the Merger Agreement, in each case, pursuant to and in accordance with the terms of, and subject to the conditions of, the Merger Agreement.  The undersigned will, at the Closing, have sufficient funds to fund the Contribution.  Notwithstanding anything else to the contrary in this letter agreement, the cumulative liability of the Investor under this letter agreement shall at no time exceed the Contribution.

2.      Closing Conditions.  The Investor's obligation to make the Contribution pursuant to this letter agreement is subject to the satisfaction, prior to or contemporaneously with the Closing, of the following conditions:  (a) the satisfaction, or express written waiver by Parent, at the Closing of all conditions precedent to the obligations of Parent to consummate the transactions contemplated by the Merger Agreement set forth in Section 6.1 and Section 6.3 thereof (other than those conditions that by their nature are to be satisfied at the Closing (but subject to such conditions being satisfied at the Closing)), (b) the portion of the Cash Equity that is to be funded by other Equity Investors (other than Elliott) pursuant to the other Equity Commitment Letters dated as of the date hereof has been funded (or will be funded substantially concurrently if the Contribution is funded by the undersigned); provided that the Investor shall not assert the condition in this Section 2(b) unless any other Equity Investor (other than Elliott) has refused in writing to fund its Commitment, (c) the Debt Financing has been funded (or will be funded substantially concurrently if (i) the Contribution is or will be funded by the undersigned and (ii) the other Commitments are or will be funded by the Other Investors (other than Elliott)) and (e)(i) the contemporaneous consummation of the Merger in accordance with the terms of the Merger Agreement or (ii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Cash Equity is funded, then the Closing pursuant to Article II of the Merger Agreement will occur. For avoidance of doubt, in no event shall the Cash Equity to be funded by Elliott (or any other contribution to be funded or contributed by Elliott) pursuant to the Elliott Equity Commitment Letter be deemed a condition to the obligations of the Investor hereunder.

3.      Enforcement/Recourse.  Except as specifically contemplated by Section 8.5(b) of the Merger Agreement, Parent shall have no right to enforce this letter agreement; provided that, to the extent the Company has obtained an order of specific performance pursuant to, and subject to the conditions in, Section 8.5(b) of the Merger Agreement, the Company is hereby made a third party beneficiary of the rights granted to Parent hereby and shall be entitled to an injunction or an order of specific performance (or any other non-monetary equitable remedy) to cause the Contribution to be funded (for the avoidance of doubt, subject to the satisfaction of the conditions set forth in Section 2 of this letter agreement).  Concurrently with the execution and delivery of this letter agreement, the Investor is executing and delivering to the Company a Limited Guarantee (the "Limited Guarantee") in accordance with the Merger Agreement.  The Company's (i) claims or remedies against the Investor under its Limited Guarantee, (ii) rights as a third party beneficiary as set forth in this Section 3 and Sections 5, 6, 7, 9 and 12, (iii) claims or remedies against Parent, Merger Sub and their respective successors or assignees under the Merger Agreement, (iv) claims or remedies against the Investor or any of its affiliates under the Confidentiality Agreements (as defined in the Merger Agreement), (v) claims or remedies against each Other Investor and its assignees under its  respective Limited Guarantee and (vi) rights as a third party beneficiary as set forth in Sections 3, 5, 6, 7, 9 and 12 of the respective Equity Commitment Letter of each Other Investors shall, and are intended to be, the sole and exclusive direct or indirect claims or remedies available to the Company against the Investor, any former, current or future direct or indirect director, officer, employee, agent or affiliate of the Investor, any former, current or future, direct or indirect holder of any equity interests or securities of the Investor (whether such holder is a limited or general partner, member, manager, stockholder or otherwise), any former, current or future assignee of the Investor or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, controlling person, representative or assignee of any of the foregoing (each such Person, a "Related Person") (provided that a Related Person shall not include any other Investor or Guarantor solely in its capacity as such under any other Equity Commitment Letter or Limited Guarantee and shall in no event include Elliott, Elliott Capital Advisors, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Braxton Associates, Inc., Elliott Management Corporation or any of their respective controlled Affiliates) in respect of any liabilities or obligations arising under, or in connection with, this letter agreement or the Merger Agreement or the transactions contemplated thereby, including without limitation in the event Parent breaches its obligations under the Merger Agreement, whether or not such breach is caused by the Investor's breach of its obligations under this letter agreement; provided that, in the event the Company successfully compels specific performance of the obligations of Parent to consummate the Merger in accordance with, and subject to the terms and conditions set forth in, Section 8.5(b) of the Merger Agreement, and the Investor shall have made the Contribution (and all other Investors have funded their Commitments in full and the Effective Time occurred), then neither the Company nor any other Person (including, without limitation, the Company's equityholders, Affiliates and Subsidiaries) shall have any remedy against the Investor or any Related Person (other than as set forth in clauses (iii) and (iv) of this sentence), including under the Limited Guarantee.  By its acceptance hereof, Parent acknowledges and agrees that, other than as set forth in clauses (i), (ii),  (iii), (iv), (v) and (vi) of the immediately preceding sentence with respect to the Investor, Parent, Merger Sub or each Other Investor (including their successors and assignees), as applicable, (a) notwithstanding that the Investor may be a limited liability entity, no recourse hereunder or under the Merger Agreement or the Investor's Limited Guarantee may be had against any Related Person, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any statute, regulation or other applicable law, and (b) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by Related Persons in connection with this letter agreement, the Merger Agreement or the Investor's Limited Guarantee for any claim based on, in respect of or by reason of such obligations or by their creation.  In no event shall this letter agreement or the Contribution herein be enforced by the Company unless the enforcement of each of the unfunded other Equity Commitment Letters (other than the Elliott Equity Commitment Letter) dated as of the date hereof is being substantially concurrently pursued by the Company (if such enforcement is necessary).

4.      Expiration.  All obligations under this letter agreement shall expire and terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms (provided that, for the avoidance of doubt, any purported termination of the Merger Agreement that is not a valid termination shall not give rise to a termination of this letter agreement pursuant to this Section 4(a)), (b) if the Contribution has been funded in accordance with the terms hereof, the Closing (at which time the Contribution shall be discharged), (c) the Company or any of its controlled Affiliates, directly or indirectly, asserting in any legal proceeding a claim in connection with the Merger Agreement or any of the transactions contemplated thereby against (i) the Investor under the Limited Guarantee (except in the event that the such claim is determined by a court of competent jurisdiction to have been brought improperly because the Merger Agreement was not validly terminated, in which case the obligations under this letter agreement shall not expire and terminate in respect of such claim pursuant to this Section 4(c)(i)), (ii) the Investor that is expressly prohibited hereunder or (iii) any Related Party in violation of Section 3 hereof, and (d) one (1) year after the End Date (as defined in the Merger Agreement); provided that, in the event a claim by the Company under the proviso in the first sentence of Section 3 of this letter agreement or any claim seeking an injunction, specific performance or other equitable remedy against Parent or Merger Sub under Section 8.5(b) of the Merger Agreement is then pending, this letter agreement shall not terminate under clause (d) until any such claim has been resolved in a final non-appealable decision by a court of competent jurisdiction; provided, further, that, for the avoidance of doubt, this letter agreement shall not expire or terminate pursuant to clause (c) of this sentence solely as a result of the Company or any of its controlled Affiliates directly or indirectly asserting any claim against or seeking any remedies from Elliott, Elliott Capital Advisors, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Braxton Associates, Inc., Elliott Management Corporation or any of their respective controlled Affiliates.  For the purposes of this Section 4, "Related Party" means (A) the Investor or any Person controlled by the Investor that holds an interest in Parent, (B) any limited partner (or similar interest holder) of the Investor, (C) any general partner, managing member or controlling person of the Investor or (D) any director, officer or employee of the Persons in (A) or (C) (in each case, in their capacities as such); provided that a Related Party shall not include any other Investor or Guarantor in its capacity as such under any other Equity Commitment Letter or Limited Guarantee, respectively, and shall in no event include Elliott, Elliott Capital Advisors, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Braxton Associates, Inc., Elliott Management Corporation or any of their respective controlled Affiliates.

5.      No Assignment.  Neither this letter agreement nor any of the rights, interests or obligations hereunder shall be assignable by Parent without the Investor's and the Company's prior written consent, and the granting of such consent in any given instance shall be solely in the discretion of the Investor and the Company, as applicable, and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment.  Any purported assignment of this commitment in contravention of this Section 5 shall be void.  The Investor acknowledges that the Company has entered into the Merger Agreement in reliance upon, among other things, this letter agreement.

6.      No Other Beneficiaries.  Parent and Investor acknowledge that the Company shall be a third party beneficiary of the provisions set forth in Sections 3, 4, 5, 6, 7, 9 and 12 of this letter agreement.  Except for the third party beneficiary rights provided to the Company under Sections 3, 4, 5, 6, 7, 9 and 12 of this letter agreement, this letter agreement shall be binding on the Investor solely for the benefit of Parent, and nothing set forth in this letter agreement is intended to or shall confer upon or give to any Person other than Parent (but solely at the direction of the Investor as contemplated hereby) any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Contribution or any provisions of this letter agreement; provided, that, notwithstanding anything to the contrary in this letter agreement, any Related Person shall be a third party beneficiary of the provisions set forth herein that are for the benefit of any Related Person (including the provisions of Sections 3, 6, 9, 10, 11 and 12), and all such provisions shall survive any termination of this letter agreement indefinitely.  Without limiting the foregoing, Parent's creditors shall have no right to enforce this letter agreement or to cause Parent to enforce this letter agreement, except that the Company may enforce this letter agreement in accordance with the proviso in the first sentence of Section 3.

7.      Representations and Warranties.  The Investor hereby represents and warrants that (a) it has all power and authority to execute, deliver and perform this letter agreement; (b) the execution, delivery and performance of this letter agreement by the Investor has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of the Investor are necessary therefor; (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against the Investor in accordance with its terms (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors' rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)); (d) the execution, delivery and performance by the Investor of this letter agreement do not and will not violate the organizational documents of the Investor or any applicable Law; (e) it will have cash in immediately available funds to fulfill its Contribution under this letter agreement, as and when such Investor is required to fulfill its Contribution under and pursuant to the terms of this letter agreement or, if applicable, it has uncalled capital commitments in excess of the Contribution; and (f) to the extent (if any) that its governing documents limit the amount it may commit to any one investment, its commitment hereunder is less than the maximum amount that it is permitted to invest in any one investment pursuant to the terms of such governing documents.

8.      Severability.  Any term or provision of this letter agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this letter agreement in any jurisdiction and, if any provision of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable; provided, however, that this letter agreement may not be enforced without giving effect to the provisions of Sections 2 through 6, 9 and 10 hereof.  No party hereto shall assert, and each party hereto shall cause its respective affiliates not to assert, that this letter agreement or any part hereof is invalid, illegal or unenforceable.

9.      Jurisdiction.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this letter agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this letter agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery

declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this letter agreement or any of the transactions contemplated by this letter agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this letter agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this letter agreement, or the subject matter hereof, may not be enforced in or by the applicable courts in accordance with this Section 9.

10.      Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS LETTER AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 10.

11.      Headings.  Headings of the Sections of this letter agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

12.      Governing Law; Entire Agreement; Amendment; Counterparts.  This letter agreement and the obligations hereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.  This letter agreement, the Limited Guarantee and the Merger Agreement constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements, understandings and statements, both written and oral, between or among Parent or any of its Affiliates, on the one hand, and the Investor or any of its Affiliates, on the other hand, with respect to the subject matter hereof (including, for the avoidance of doubt, the Original Letter Agreement).  Any provision of this letter agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Company, Investor and Parent.  This letter agreement may be executed in counterparts (including by facsimile or electronically transmitted signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

13.      Waiver of Sovereign Immunity.  With respect to the liability of the Investor to perform its obligations under this letter agreement, with respect to itself or its property, the Investor:

(a) agrees that, for the purposes of the doctrine of sovereign immunity, the execution, delivery and performance by it of this letter agreement constitute private and commercial acts done for private and commercial purposes;

(b) agrees that, should any proceedings be brought against it or its assets in any jurisdiction in relation to this letter agreement or any transaction contemplated by this letter agreement in accordance with the terms hereof, the Investor is not entitled to any immunity on the basis of sovereignty in respect of its obligations under this letter agreement, and no immunity from such proceedings (including, without limitation, immunity from service of process from suit, from the jurisdiction of any court, from an order or injunction of such court or the enforcement of same against its assets) shall be claimed by or on behalf of such party or with respect to its assets;

(c) waives, in any such proceedings, to the fullest extent permitted by law, any right of immunity which it or any of its assets now has or may acquire in the future in any jurisdiction;

(d) subject to the terms and conditions hereof, consents generally in respect of the enforcement of any judgment or award against it in any such proceedings to the giving of any relief or the issue of any process in any jurisdiction in connection with such proceedings (including, without limitation, pre-judgment attachment, post judgment attachment, the making, enforcement or execution against or in respect of any assets whatsoever irrespective of their use or intended use of any order or judgment that may be made or given in connection therewith); and

(e) specifies that, for the purposes of this provision, "assets" shall be taken as excluding "premises of the mission" as defined in the Vienna Convention on Diplomatic Relations signed at Vienna, April 18, 1961, "consular premises" as defined in the Vienna Convention on Consular Relations signed in 1963, and military property or military assets or property of the Investor.

14.      Notices.  All notices required to be given hereunder, including, without limitation, service of process, shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day), by reliable national overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

if to the Investor:

Westhorpe Investment Pte Ltd
c/o GIC Special Investments Pte Ltd
335 Madison Avenue, 25th Floor
New York, NY 10017
Attention: Wolfgang Schwerdtle
                  Jason Young

with copies to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Facsimile:  (312) 862-2200
Attention:  Matthew E. Steinmetz, P.C.

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Facsimile:  (312) 446-4900
Attention:  Sarkis Jebejian, P.C.

and

Kirkland & Ellis LLP
555 California Street
San Francisco, CA 94104
Facsimile:  (415) 439-1500
Attention:  Jeremy M. Veit

and

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Facsimile: (212) 839-5599
Attention: Susan Lewis
                  Asi Kirmayer

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received.  Any party to this letter agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

If to the Parent, as provided in Section 8.7 of the Merger Agreement.

[Remainder of page intentionally left blank]

Very truly yours,

WESTHORPE INVESTMENT PTE LTD

By:	/s/ Wolfgang Schwerdtle
Name:	Wolfgang Schwerdtle
Title:	Authorized Signatory

Agreed to and accepted as of the date first
written above:

Boxer Parent Company Inc.

By:	/s/ David Humphrey
Name:	David Humphrey
Title:	Vice President

Consented to in accordance with Section 12
of the Original Letter Agreement:

BMC Software, Inc.

By:	/s/ Robert E. Beauchamp
Name:	Robert E. Beauchamp
Title:	Chairman of the Board, President and Chief Executive Officer

Signature Page to Amended and Restated Equity Commitment Letter

EXHIBIT D

AMENDED AND RESTATED LIMITED GUARANTEE

Reference is made to that certain limited guarantee, dated as of May 6, 2013 (the "Original Limited Guarantee"), from Westhorpe Investment Pte Ltd, a Singapore corporation (including its successors or assigns, the "Investor").  This amended and restated limited guarantee, dated as of July 24, 2013 (this "Limited Guarantee"), amends and restates, and supersedes in its entirety, the Original Limited Guarantee.

This Limited Guarantee is made by Westhorpe Investment Pte Ltd, a Singapore corporation (including its successors and assigns, the "Guarantor"), in favor of BMC Software, Inc., a Delaware corporation (the "Guaranteed Party").  Reference is hereby made to the Agreement and Plan of Merger, dated as of May 6, 2013, as amended by Amendment No. 1, dated as of the date hereof (the "Merger Agreement Amendment") (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the "Merger Agreement"), by and among Boxer Parent Company Inc., a Delaware corporation ("Parent"), Boxer Merger Sub Inc., a newly-formed Delaware corporation that is a subsidiary of Parent ("Merger Sub"), and the Guaranteed Party.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1.      Limited Guarantee.  To induce the Guaranteed Party to enter into the Merger Agreement, the Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, subject to the terms and conditions hereof, but only up to the Maximum Amount (as defined below), the Guarantor's Pro Rata Portion (as defined below) of Parent's obligation (a) to pay the Guaranteed Party the Parent Termination Fee if and as required pursuant to Section 7.3(c) of the Merger Agreement (the "Parent Termination Fee Obligations") and (b) to reimburse the fees and expenses of, or indemnify, the Guaranteed Party pursuant to the last sentence of Section 5.11(b) of the Merger Agreement, Section 5.16(e) of the Merger Agreement and Section 5.17(e) of the Merger Agreement (the "Parent Reimbursement Obligations," and, together with the Parent Termination Fee Obligations, the "Guaranteed Obligations"); provided that the maximum aggregate liability of the Guarantor hereunder shall not exceed the Maximum Amount, and the Guaranteed Party hereby agrees that (A) the Guarantor shall in no event be required to pay more than the Maximum Amount under or in respect of this Limited Guarantee and (B) the Guarantor shall not have any obligation or liability to any Person (including, without limitation, to the Guaranteed Party's equityholders, affiliates and subsidiaries) relating to, arising out of or in connection with this Limited Guarantee, the Merger Agreement or the Equity Commitment Letter (as defined below) other than as expressly set forth herein or in the Equity Commitment Letter.  If Parent fails to discharge any Guaranteed Obligations when due, then all such Guaranteed Obligations shall, at the Guaranteed Party's option, become immediately due and payable and the Guaranteed Party may, at any time and from time to time, at the Guaranteed Party's option, take any and all actions available hereunder or under applicable law to collect the Guaranteed Obligations.  For purposes of this Limited Guarantee, the "Pro Rata Portion" shall equal 21.6%; provided, however, that if  a Removal Event occurs (as defined in Section 2.3 of the Merger Agreement Amendment), then the Pro Rata Portion shall instead equal 24%.  For purposes of this Limited Guarantee, the "Maximum Amount" shall equal $92,880,000 less the Pro Rata Portion of the amount of any Guaranteed Obligations actually satisfied by Parent or Merger Sub; provided, however, that if a Removal Event has occurred, then the Maximum Amount shall instead equal $103,200,000 less the Pro Rata Portion of the amount of any Guaranteed Obligations actually satisfied by Parent or Merger Sub.

2.      Terms of Limited Guarantee.

(a)           This Limited Guarantee is an unconditional and continuing guarantee of payment, not of collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent, Merger Sub or any other Person or whether Parent, Merger Sub or any other Person is joined in any such action or actions; provided that no recovery may be obtained against the Guarantor under this Limited Guarantee unless an action or actions have also been brought against all other Guarantors under the other Limited Guarantees dated as of the date hereof (except to the extent that the bringing of such action against any such other Guarantor is prohibited or stayed by any applicable Law, order or judgment).  The Guaranteed Party shall not release any of the other Guarantors (other than Elliott in the case of a Removal Event) from any obligations under such other Limited Guarantees or amend or waive any provision of such other Limited Guarantees except to the extent the Guaranteed Party offers to release the Guarantor under this Limited Guarantee in the same proportion or to amend or waive the provisions of this Limited Guarantee in the same manner.  Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of the Guarantor under this Limited Guarantee and of the other Guarantors under the other Limited Guarantees dated as of the date hereof shall be several and not joint.  All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

(b)           The liability of the Guarantor under this Limited Guarantee shall, to the fullest extent permitted under applicable law, be absolute, irrevocable and unconditional, irrespective of:

(i)           the value, genuineness, validity, illegality or enforceability of the Merger Agreement or the letter agreement dated as of the date hereof between the Guarantor and Parent, pursuant to which the Guarantor has agreed to make a certain equity contribution to Parent (the "Equity Commitment Letter") or any other agreement or instrument referred to herein or therein;

(ii)           any release or discharge of any obligation of Parent or Merger Sub contained in the Merger Agreement resulting from any change in the corporate existence, structure or ownership of Parent or Merger Sub, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding affecting Parent or Merger Sub, or any other Person now or hereafter interested in the transactions contemplated by the Merger Agreement, other than as and if required by Section 2(a), or any of their respective assets;

(iii)           any amendment or modification of the Merger Agreement, or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of any Guaranteed Obligation, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof;

(iv)           the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with any Guaranteed Obligation or otherwise;

(v)           the failure of the Guaranteed Party to assert any claim or demand or enforce any right or remedy against Parent, Merger Sub or Guarantor or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation, other than as and if required by Section 2(a) (including in the event any Person becomes subject to a bankruptcy, reorganization, insolvency, liquidation or similar proceeding);

(vi)           the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations; or

(vii)           any other act or omission that may in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than as a result of payment of the Guaranteed Obligations in accordance with their terms);

other than in each case with respect to this Limited Guarantee,  a breach by the Guaranteed Party of this Limited Guarantee, and, notwithstanding any other provision of this Limited Guarantee to the contrary, the Guarantor may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantor under this Limited Guarantee, any claim, set-off, deduction, defense or release that Parent or Merger Sub could assert against the Company subject to the terms of the Merger Agreement that would relieve each of Parent and Merger Sub of its obligations under the Merger Agreement.

(c)           The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee.  Without expanding the obligations of the Guarantor hereunder, the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent and/or the Guarantor, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee.  Except as provided in Section 2(a), when pursuing any of its rights and remedies hereunder against the Guarantor, the Guaranteed Party shall be under no obligation to pursue (or elect among) such rights and remedies it may have against Parent, Merger Sub, any other Guarantor or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue (or elect among) such other rights or remedies or to collect any payments from Parent or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent or any such other Person or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Guaranteed Party, subject to the provisions of Section 2(b).

(d)           The Guarantor irrevocably waives promptness, diligence, grace, acceptance hereof, presentment, demand, notice of non-performance, default, dishonor and protest and any other notice not provided for herein (except for notices to be provided to Parent and its counsel pursuant to the terms of the Merger Agreement).

(e)           The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent becomes subject to a bankruptcy, insolvency, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor's obligations hereunder.  In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligation is rescinded or must otherwise be returned to Parent, Merger Sub, the Guarantor, or any other Person for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to such Guaranteed Obligation as if such payment had not been made so long as this Limited Guarantee has not terminated in accordance with its terms.

3.      Sole Remedy; No Recourse.  The Guaranteed Party acknowledges and agrees that the sole asset of Parent is cash in a de minimis amount and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs.  Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party further agrees that, except (i) pursuant to the Guaranteed Party's rights against Guarantor (and not against any Related Party of the Guarantor) as a third-party beneficiary under the Equity Commitment Letter to the extent provided therein, (ii) pursuant to the Guaranteed Party's rights against each other Guarantor (and not against any Related Party of such other Guarantor) as a third-party beneficiary under such other Guarantor's Equity Commitment Letter to the extent provided therein, (iii) for the Guaranteed Party's rights against the Guarantor under this Limited Guarantee, (iv) for the Guaranteed Party's rights against each other Guarantor under its respective Limited Guarantee, (v) for the Guaranteed Party's remedies against Parent, Merger Sub and their respective assignees under the Merger Agreement and (vi) for remedies against the Guarantor or any of its affiliates under the Confidentiality Agreements (as defined in the Merger Agreement), neither it nor any other Person (including, without limitation, the Guaranteed Party's equityholders, affiliates and subsidiaries) has any right of recovery against, and no personal liability shall attach to, the Guarantor, any former, current or future, direct or indirect director, officer, employee, agent or affiliate of the Guarantor, any former, current or future, direct or indirect holder of any equity interests or securities of the Guarantor (whether such holder is a limited or general partner, member, manager, stockholder or otherwise), any former, current or future assignee of the Guarantor, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, controlling person, representative or assignee of any of the foregoing (each such Person, a "Related Person") (provided that a Related Person shall not include any other Guarantor or Investor solely in its capacity as such under any other Equity Commitment Letter or Limited Guarantee and shall in no event include Elliott, Elliott Capital Advisors, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Braxton Associates, Inc., Elliott Management Corporation or any of their respective controlled Affiliates), relating to, arising out of, or in connection with this Limited Guarantee, the Equity Commitment Letter, the Merger Agreement or the transactions contemplated hereby and thereby, through Parent or otherwise, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent against the Guarantor or any Related Person (except for any claim to compel Parent to enforce the Equity Commitment Letter in accordance with the terms thereof).  Recourse against the Guarantor under this Limited Guarantee, recourse against each other Guarantor under its respective Limited Guarantee, the Guaranteed Party's third party beneficiary rights against each Guarantor under its respective Equity Commitment Letter, remedies against Parent, Merger Sub and their respective assignees under the Merger Agreement and remedies against the Guarantor or any of its affiliates under the Confidentiality Agreements (as defined in the Merger Agreement) shall be the sole and exclusive remedy of (i) the Guaranteed Party and (ii) all of its equityholders, affiliates and subsidiaries against the Guarantor and any Related Person in respect of any liabilities or obligations arising under, or in connection with, this Limited Guarantee, the Equity Commitment Letter, the Merger Agreement or the transactions contemplated hereby and thereby, including by piercing the corporate, limited liability company or limited partnership veil or by a claim by or on behalf of Parent.  The Guaranteed Party hereby covenants and agrees that it shall not institute and shall cause its controlled affiliates and subsidiaries not to institute, any proceeding or bring any other claim arising under, or in connection with, this Limited Guarantee, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated hereby or thereby (or the failure of such to be consummated), against the Guarantor or any Related Person, except for (A) claims of the Guaranteed Party against the Guarantor under and in accordance with this Limited Guarantee, (B) claims of the Guaranteed Party against each other Guarantor under and in accordance with its respective Limited Guarantee, (C) claims of the Guaranteed Party against Parent or Merger Sub under and in accordance with the Merger Agreement, (D) claims of the Guaranteed Party under the Confidentiality Agreements (as defined in the Merger Agreement), (E) the exercise of the Guaranteed Party's third party beneficiary rights under and in accordance with the Equity Commitment Letter and (F) the exercise of the Guaranteed Party's third party beneficiary rights under and in accordance with the Equity Commitment Letter of each other Guarantor, and the Guaranteed Party hereby, on behalf of itself and its controlled affiliates and subsidiaries, waives any and all claims arising under, or in connection with, the Merger Agreement, this Limited Guarantee, the Equity Commitment Letter or, in each case, the transactions contemplated hereby or thereby against the Guarantor or any Related Person and releases such Persons from such claims, in each case, except for claims described in clauses (A), (B), (C), (D), (E) and (F) of this sentence (each, a "Permitted Claim").  Nothing set forth in this Limited Guarantee shall affect or be construed to affect any liability of Parent or Merger Sub to the Guaranteed Party or shall confer or give or shall be construed to confer or give to any Person (including any Person acting in a representative capacity or any stockholder of the Company) other than the Guaranteed Party any rights or remedies against any Person, including the Guarantor, except as expressly set forth herein.

4.      Subrogation.  The Guarantor will not exercise against Parent or Merger Sub any rights of subrogation or contribution, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligations have been paid in full.

5.      Termination.  This Limited Guarantee shall terminate (and the Guarantor shall have no further obligations hereunder) upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligations and (c) the valid termination of the Merger Agreement in accordance with its terms (other than by the Guaranteed Party pursuant to Section 7.1(e) or 7.1(h) of the Merger Agreement); provided, further, that, for the avoidance of doubt, this Limited Guarantee shall not expire or terminate pursuant to the penultimate sentence of this

Section 5 solely as a result of the Company or any of its controlled affiliates directly or indirectly asserting any claim against or seeking any remedies from Elliott, Elliott Capital Advisors, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Braxton Associates, Inc., Elliott Management Corporation or any of their respective controlled Affiliates.  Notwithstanding the immediately preceding parenthetical, with respect to the Parent Termination Fee Obligations and/or the Parent Reimbursement Obligations, the obligations of the Guarantor hereunder shall expire automatically one year following the valid termination of the Merger Agreement in a manner giving rise to an obligation of Parent and Merger Sub to pay the Parent Termination Fee and/or the Parent Reimbursement Obligations (the "Fee Claim Period"); provided that, with respect to claims arising from lawsuits filed by the Guaranteed Party against Parent and/or the Guarantor prior to the end of the Fee Claim Period alleging damages or harm to the Guaranteed Party as a result of a breach by Parent and/or the Guarantor of the Parent Termination Fee Obligations and/or the Parent Reimbursement Obligations, as applicable, this Limited Guarantee, with respect to the Parent Termination Fee Obligations and/or the Parent Reimbursement Obligations, as applicable, shall not terminate upon the expiration or lapse of the Fee Claim Period, but shall continue, with respect to the Parent Termination Fee Obligations and/or the Parent Reimbursement Obligations, as applicable, in full force and effect until the Parent Termination Fee Obligations and/or the Parent Reimbursement Obligations, as applicable, are satisfied in full or a court of competent jurisdiction has determined in a final non-appealable judgment that the Company is not entitled to any amounts underlying the Parent Termination Fee Obligations and/or the Parent Reimbursement Obligations, as applicable;  provided that, for the avoidance of doubt, any purported termination of the Merger Agreement that is not a valid termination shall not give rise to a termination of this Limited Guarantee pursuant to this Section 5.  In the event that the Guaranteed Party or any of its controlled affiliates or subsidiaries expressly asserts in any litigation or other legal proceeding relating to this Limited Guarantee (i) that the provisions hereof (including, without limitation, Section 1 hereof limiting the Guarantor's aggregate liability to the Maximum Amount or Section 3 hereof relating to the sole and exclusive remedies (other than any Permitted Claim) of the Guaranteed Party and its equityholders, affiliates and subsidiaries against the Guarantor or any Related Person) are illegal, invalid or unenforceable, in whole or in part, or (ii) any theory of liability against the Guarantor or any Related Party other than any Permitted Claim, then (x) the obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (y) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the Guaranteed Party and (z) neither the Guarantor nor any Related Person shall have any liability to the Guaranteed Party or any of its equityholders, affiliates or subsidiaries with respect to this Limited Guarantee.  For the purposes of this Section 5, "Related Party" means (A) the Guarantor or any Person controlled by the Guarantor that holds an interest in Parent, (B) any limited partner (or similar interest holder) of the Guarantor, (C) any general partner, managing member or controlling person of the Guarantor or (D) any director, officer or employee of the Persons in (A) or (C) (in each case, in their capacities as such); provided that a Related Party shall not include any other Guarantor or Investor in its capacity as such under any other Limited Guarantee or Equity Commitment Letter, respectively, and shall in no event include Elliott, Elliott Capital Advisors, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Braxton Associates, Inc., Elliott Management Corporation or any of their respective controlled Affiliates.

6.      Continuing Guarantee.  Unless terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, permitted transferees and permitted assigns; provided that notwithstanding anything to the contrary in this Limited Guarantee, the provisions of this Limited Guarantee that are for the benefit of any Related Person (including the provisions of Sections 3, 5, 12, 13 and 16) shall indefinitely survive any termination of this Limited Guarantee for the benefit of the Guarantor and any Related Persons.  All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7.      Entire Agreement.  This Limited Guarantee, the Merger Agreement and the Equity Commitment Letter constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among Parent, Merger Sub and/or the Guarantor or any of their respective affiliates, on the one hand, and the Guaranteed Party or any of its affiliates, on the other hand (including, for the avoidance of doubt, the Original Limited Guarantee), and this Limited Guarantee is not intended to and shall not confer upon any Person (including, without limitation, the Guaranteed Party's equityholders, affiliates and subsidiaries) other than the parties hereto and any Related Person any rights or remedies.

8.      Changes in Obligations; Certain Waivers.  The Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Guaranteed Obligations, and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of any agreement between the Guaranteed Party and Parent or Merger Sub, without in any way impairing or affecting the Guarantor's obligations under this Limited Guarantee.

9.      Acknowledgement.  The Guarantor acknowledges that it will receive substantial indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. The Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective affiliates not to institute, any proceeding asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

10.      Amendments and Waivers.  Any provision of this Limited Guarantee may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Guarantor and the Guaranteed Party.  Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

11.      Counterparts.  This Limited Guarantee may be executed in counterparts (including by facsimile or electronically transmitted signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

12.      Notices.  All notices required to be given hereunder, including, without limitation, service of process,  shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day), by reliable national overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

if to the Guarantor:

Westhorpe Investment Pte Ltd
c/o GIC Special Investments Pte Ltd
335 Madison Avenue, 25th Floor
New York, NY 10017
Attention: Wolfgang Schwerdtle
                  Jason Young

with copies to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Facsimile:  (312) 862-2200
Attention:  Matthew E. Steinmetz, P.C.

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Facsimile:  (312) 446-4900

Attention:  Sarkis Jebejian, P.C.

and

Kirkland & Ellis LLP
555 California Street
San Francisco, CA 94104
Facsimile:  (415) 439-1500
Attention:  Jeremy M. Veit

and

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Facsimile: (212) 839-5599
Attention: Susan Lewis
                  Asi Kirmayer

If to the Guaranteed Party, as provided in Section 8.7 of the Merger Agreement; or

to such other address as any party shall specify by prior written notice so given.  Any party to this Limited Guarantee may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall toll the date by which any notice must be received until three (3) Business Days following receipt of an updated address.

13.      Governing Law.  This Limited Guarantee shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

14.      Jurisdiction; Waiver of Service of Process.

(a)           Jurisdiction.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Limited Guarantee and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Limited Guarantee and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Limited Guarantee or any of the transactions contemplated by this Limited Guarantee in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Limited Guarantee, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 13, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Limited Guarantee, or the subject matter hereof, may not be enforced in or by such courts.

(b)           Service of Process.  Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Limited Guarantee in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

15.      Representations and Warranties.  The Guarantor hereby represents and warrants to the Guaranteed Party that (a) it is duly organized and validly existing under the laws of its jurisdiction of organization; (b) it has all necessary power and authority to execute, deliver and perform this Limited Guarantee; (c) the execution, delivery and performance of this Limited Guarantee by the Guarantor has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of the undersigned are necessary therefor; (d) this Limited Guarantee has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against the undersigned in accordance with its terms (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors' rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)); and (e) the execution, delivery and performance by the undersigned of this Limited Guarantee do not and will not violate the organizational documents of the undersigned or violate any applicable law; and (f) it will have cash in immediately available funds to pay and perform its obligations under this Limited Guarantee, as and when it is required to fulfill its Guaranteed Obligations under and pursuant to the terms of this Limited Guarantee, or, if applicable, it has uncalled capital commitments in excess of the Guaranteed Obligations.

16.      No Assignment.  Neither this Limited Guarantee nor any of the rights, interests or obligations hereunder shall be assignable without the prior written consent of the Guaranteed Party (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Guaranteed Party).

17.      Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS LIMITED GUARANTEE HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 16.

18.      Severability.  Any term or provision of this Limited Guarantee which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Limited Guarantee in any jurisdiction and, if any provision of this Limited Guarantee is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Sections 3 and 5 hereof.  No party hereto shall assert, and each party shall cause its respective controlled affiliates and subsidiaries not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

19.      Headings.  Headings of the Sections of this Limited Guarantee are for convenience only and shall be given no substantive or interpretive effect whatsoever.

20.      Waiver of Sovereign Immunity.  With respect to the liability of the Guarantor to perform its obligations under this Limited Guarantee, with respect to itself or its property, the Guarantor:

(a) agrees that, for the purposes of the doctrine of sovereign immunity, the execution, delivery and performance by it of this Limited Guarantee constitute private and commercial acts done for private and commercial purposes;

(b) agrees that, should any proceedings be brought against it or its assets in any jurisdiction in relation to this Limited Guarantee or any transaction contemplated by this Limited Guarantee in accordance with the terms hereof, the Guarantor is not entitled to any immunity on the basis of sovereignty in respect of its obligations under this Limited Guarantee, and no immunity from such proceedings (including, without limitation, immunity from service of process from suit, from the jurisdiction of any court, from an order or injunction of such court or the enforcement of same against its assets) shall be claimed by or on behalf of such party or with respect to its assets;

(c) waives, in any such proceedings, to the fullest extent permitted by law, any right of immunity which it or any of its assets now has or may acquire in the future in any jurisdiction;

(d) subject to the terms and conditions hereof, consents generally in respect of the enforcement of any judgment or award against it in any such proceedings to the giving of any relief or the issue of any process in any jurisdiction in connection with such proceedings (including, without limitation, pre-judgment attachment, post judgment attachment, the making, enforcement or execution against or in respect of any assets whatsoever irrespective of their use or intended use of any order or judgment that may be made or given in connection therewith); and

(e) specifies that, for the purposes of this provision, "assets" shall be taken as excluding "premises of the mission" as defined in the Vienna Convention on Diplomatic Relations signed at Vienna, April 18, 1961, "consular premises" as defined in the Vienna Convention on Consular Relations signed in 1963, and military property or military assets or property of the Guarantor.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be executed and delivered as of the date first written above.

WESTHORPE INVESTMENT PTE LTD

By:	/s/Wolfgang Schwerdtle
Name:	Wolfgang Schwerdtle
Title:	Authorized Signatory

BMC Software, Inc.

By:	/s/ Robert E. Beauchamp
Name:	Robert E. Beauchamp
Title:	Chairman of the Board, President and Chief Executive Officer

Signature Page to Amended and Restated Limited Guarantee

EXHIBIT E

SCHEDULE OF TRANSACTIONS

Each of the following transactions was effected by GIC in the open market through a broker.

Trade date	Buy/Sell	Quantity	Price per Share
31-May-13	SELL	5,505	$45.295
31-May-13	SELL	149,831	$45.295
31-May-13	SELL	18,955	$45.295
04-Jun-13	BUY	80	$45.2657
07-Jun-13	BUY	200	$45.3633